UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

Daseke, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23753F 107
(CUSIP Number)

January 12, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 /  / Rule 13d-1(b)

 /x/ Rule 13d-1(c)

 /  / Rule 13d-1(d)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas Tabor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) / / (b) / /
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,254,757
	6	SHARED VOTING POWER 47,743
	7	SOLE DISPOSITIVE POWER 2,254,757
	8	SHARED DISPOSITIVE POWER 47,743
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,302,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		/ /
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.95%
12	TYPE OF REPORTING PERSON* IN; HC

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Texas Time Express, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) / / (b) / /
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 47,743
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 47,743
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,743
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		/ /
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.10%
12	TYPE OF REPORTING PERSON* CO

Item 1(a). Name of Issuer:

 Daseke, Inc., a Delaware corporation (the "Issuer").

Item 1(b). Address of Issuer's Principal Executive Offices:

 15455 Dallas Parkway, Suite 550

 Addison, Texas 75001

Item 2(a). Name of Person Filing

(i) Douglas Tabor; and

(ii) Texas Time Express, Inc. ("TTE").

Item 2(b). Address of Principal Business Office or, if None, Residence

(i) Douglas Tabor

401 N. Carroll #194

Southlake, Texas 76092

(ii) Texas Time Express, Inc.

801-B Port America Place

Grapevine, Texas 76051

Item 2(c). Citizenship

(i) Douglas Tabor is a citizen of the United States of America; and

(ii) TTE is a Texas corporation.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.0001 per share.

Item 2(e). CUSIP Number:

23753F 107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.
(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.
(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	/ /	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

I.  Douglas Tabor

(a) Amount beneficially owned:

2,302,500 shares

(b) Percent of class:

4.95%, based on 46,511,355 shares of common stock reported outstanding ("Share Count") as of December 21, 2023 by the Issuer in Exhibit 2.1 to its Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on December 22, 2023.

(c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

II. Texas Time Express, Inc.

(a) Amount beneficially owned:

47,743 shares

(b) Percent of class:

0.10%, based on the Share Count.

(c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Report Persons have ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following box [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

 Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

 See Exhibit 99.1.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 99.1	Joint Filing Agreement, dated February 14, 2023, by and among Douglas Tabor and Texas Time Express, Inc. (the "Reporting Persons"), which was previously filed with the SEC on February 15, 2023 as Exhibit 99.1 to Schedule 13G filed by the Reporting Persons and is incorporated herein by reference.

  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

/s/ Douglas Tabor
DOUGLAS TABOR

TEXAS TIME EXPRESS, INC.

By:	/s/ Douglas Tabor
Douglas Tabor, President